QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for date of November 21 2002

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Enclosures:

1.
Novartis successfully completes friendly public offer for Lek, with more than 99% of shares tendered

Investor Relations
Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax+ 41 61 324 8844
Internet Address:
http://www.novartis.com

— Investor Relations Release —

Novartis successfully completes friendly public offer for Lek, with more than 99% of shares tendered

Deal positions Novartis Generics as a leader in the extended European market including the Eastern and South Eastern Europe and CIS region

        Basel, 21 November 2002—Novartis announced today that its friendly public offer for Lek, which closed at noon on Monday, has been declared "successful" by the Slovenian Market Agency, with 99.07% of all Lek's shares having been tendered in what is considered to be the largest Generics acquisition to date. The total purchase price amounts to EUR 876 million (CHF 1.3 billion). Of the 18 151 shareholders who tendered, 83% (representing 71% of the total share capital) chose payment for their shares in Slovenian Tolars (SIT), the remainder in Euros. The Slovenian competition authorities have already given the green light for the acquisition.

        Christian Seiwald, Head of Novartis Generics worldwide commented: "We are delighted with the excellent response to the offer and will now concentrate on combining and growing our business, and bringing state-of-the-art therapies and cost-effective healthcare solutions to patients. With Lek's attractive portfolio and strong franchise in Central Eastern and South Eastern Europe and in the CIS, we have increased our segment share and significantly expanded our leading global presence."

        As previously announced, the strategic rationale for the acquisition builds on accelerating growth and improved access to new markets. Novartis has indicated its intention to support Lek's investment plans to increase capacity, principally in Slovenia and across the region. Lek will have a key role in Novartis generics' strategy in the CEE, SEE and CIS markets, and provides an important additional research, development and manufacturing center for Novartis Generics.

        Lek will maintain its identity. Its management team, with Metod Dragonja as Chief Executive Officer, will play a leading role in the future of the regional business and will participate in Novartis Generics' Global and Executive Committees.

Excellent fit

        The two companies are highly complementary in terms of market presence. Lek offers an excellent platform to penetrate the growing emerging European markets and make a wider range of its products available to doctors and patients. At the same time, Novartis offers Lek market know-how and facilitates access to the US, EU and other markets, leveraging Lek's pipeline. The combined businesses have a broad product pipeline covering various therapeutic areas such as anti-infectives, cardiovascular and gastrointestinal tract products, and complementary strengths in the production of active ingredients.

About Lek

        Based in Ljubljana, Slovenia, Lek is an international group of generics companies and ranks among the leading pharmaceutical businesses in the CEE, SEE and CIS region, while having a broader international presence in several specific product lines. Lek manages a wide-ranging business portfolio, with substantial expertise in anti-infectives, cardiovascular and gastrointestinal tract products. The Lek Group employs about 3600 people in various regions and achieved total sales of SIT 78.5 billion (CHF 544 million), operating income of SIT 9.6 billion (CHF 67 million) and net income of SIT 8.2 billion (CHF 57 million) in 2001. For further information please consult http://www.lek.si.

About Novartis

        Novartis' Generics Business Unit comprises a number of companies that produce high-quality generics and active ingredients for the pharmaceutical and biotechnology industry. Because of its expertise in production and formulation, Novartis Generics can offer a broad range of high-quality pharmaceuticals at competitive prices. The Business Unit employs more than 7000 people worldwide and achieved sales of CHF 2.6 billion in 2001.

        Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion and a net income of CHF 7.0 billion. The Group invested approximately CHF 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Disclaimer

        This release contains certain "forward-looking statements", relating to both the Novartis Group's and Lek's businesses, which can be identified by the use of forward-looking terminology such as "will", or similar terminology, or by discussions of strategy, plans, prospects or intentions with regard to the Novartis generics business and the integration of Lek. Such statements reflect the current views of Novartis with respect to future events and are subject to certain risks, uncertainties and assumptions such as uncertainties relating to product development, unexpected regulatory delays or government regulation generally, and the ability of originator companies to obtain and protect their intellectual property, as well as factors discussed in the Form 20-F filed by Novartis with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

BACKGROUND

Transaction highlights

21 November 2002
The Slovenian Market Agency officially declared the bid "successful'. Novartis obtained more than 99% of Lek's shares in its friendly public offer.

18 November 2002
The tender offer closed at 12.00 noon.

12 November 2002
A further extraordinary meeting of Lek's shareholders voted overwhelmingly in favor of all the motions not passed on 27 September, including the removal of the 15% voting restriction.

28 October 2002
More than a week before the expiry date, the 51% threshold was passed. In accordance with Slovenian regulations, the offer was extended by 14 days to give ample opportunity for remaining shareholders to tender their shares.

18 October 2002
Novartis increased its offer to SIT 105 000 per share, after the main shareholders had given written assurances that they would tender all their shares in the offer and support the transaction.

28 September 2002
Based on the continued support of Lek's management, Novartis published its public tender offer to acquire all of Lek's 1 792 782 class A shares and 140 394 class B shares on the open market for a cash consideration of SIT 95 000 Slovenian Tolars per share, with the option of settlement in SIT or Euros.

27 September 2002
The extraordinary meeting of Lek's shareholders decided to maintain the restriction on voting more than 15% of the Lek voting stock but approved changes in relation to Lek's Supervisory Board that would allow Novartis to obtain majority representation.

29 August 2002
Novartis and Lek announced that had had been discussing a potential combination.

28 August 2002
Lek's Supervisory Board approved Novartis' acquisition of more than 15% of Lek's shares.

# # #

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2002
NOVARTIS AG
	By:	/s/ MALCOLM B. CHEETHAM
	Name: Title:	Malcolm B. Cheetham Head Group Financial Reporting and Accounting

QuickLinks

— Investor Relations Release —
SIGNATURES